November 4, 2022

Jaea Hahn

Senior Counsel

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

RE: RM Opportunity Trust

File Nos. 333-266066 and 811-23816

Dear Ms. Hahn:

RM Opportunity Trust (the "Registrant") on July 8, 2022 filed a registration statement on Form N-1A under the Securities Act of 1933 (“Securities Act”) and the Investment Company Act of 1940 (the “1940 Act”) to offer shares of RM Greyhawk Fund (the “Fund”). On August 5, 2022, you provided written comments on the registration statements to the undersigned who received those comments on behalf of the Registrant.

Please find below a list of those comments and the Registrant's responses as requested, which the Registrant has authorized Thompson Hine LLP to make on behalf of the Registrant.

General

1.	Comment: We note that portions of the registration statement are incomplete. Please ensure that the fee table, hypothetical expense example, references to the auditor, auditor's consent, and seed financial statements are provided in an amendment as a full financial review must be performed prior to declaring the registration statement effective. We may have additional comments on such portions when you complete them in a pre-effective amendment, on disclosures made in response to this letter, on information supplied supplementally, or on exhibits added in any amendment.

Response: The Registrant acknowledges that the SEC staff may have additional comments.

Ryan.Wheeler@ThompsonHine.com Fax: 513.241.4771 Phone: 513.352.6693

Jaea Hahn

November 4, 2022

2.	Comment: Please supplementally explain if you have submitted, or expect to submit, any exemptive application or no-action request in connection with the registration statement.

Response: The Registrant has not yet submitted, but does anticipate submitting a “manager of managers” exemptive application in connection with the registration statement.

3.	Comment: The staff reminds the Fund that pursuant to rule 12d1-4, executed fund of funds investment agreements between an acquiring fund and any acquired funds must be filed as an exhibit to the registration statement since under rule 12d1-4, the Commission has deemed these agreements to be material contracts. See, Adopting Release (https://www.sec.gov/rules/final/2020/33-10871.pdf).

Response: The Registrant confirms it will file all fund of fund investment agreements as exhibits to its registration statement.

4.	Comment: Where a comment is made with regard to disclosure in one location, it is applicable to all similar disclosure appearing elsewhere in the Registration Statement. Please make conforming changes as necessary.

Response: The Registrant acknowledges and confirms it has made conforming changes to all necessary sections.

5.	Comment: As a diversified fund, the Fund must have a fundamental policy for diversification. Please disclose the fundamental policy in the Investment Restrictions section, within the Statement of Additional Information.

Response: The registration statement has been revised to state that “In addition, the Fund has elected to be classified as a diversified fund as defined by the 1940 Act, which election may not be changed without approval by a “majority of the outstanding shares” of the Fund as described above.”

Investment Objective (Page 3)

6.	Comment: We note the investment objective of the Fund is “absolute total returns with less volatility than majority equity market indices.” Please succinctly explain what is meant by “less volatility than majority equity market indices” or revise to more generally refer to, for example, “volatility control” or “reduced exposure to market volatility.”

Response: The Fund’s investment objective has been revised as follows:

Jaea Hahn

November 4, 2022

“absolute total returns with reduced exposure to market volatility relative to major equity market indices.”

Fees and Expenses of the Fund (Page 3)

7.	Comment: The last sentence of note (3) to the fee table describes the conditions allowing the Adviser to recoup previously waived expenses. Please revise the disclosure to clarify that the Fund may only make repayments to the Adviser if such repayment does not cause the Fund’s expense ratio (after the repayment is taken into account) to exceed the lesser of: (1) the expense cap in place at the time such amounts were waived; and (2) the Fund’s current expense cap. In addition, please confirm that this disclosure is consistent throughout the document (see pages 10 and 29).

Response: The Registrant has removed the Fund’s expense cap.

Principal Investment Strategies (Pages 3-4)

8.	Comment: We note that two of the six asset classes described in the first paragraph of this section involve investments in futures, most of which are commodities derivatives that are not considered “securities,” as defined in Section 2(a)(36) of the 1940 Act. Please supplementally explain to what extent the fund intends to invest in futures that are commodities and whether the Adviser will manage the Fund to limit any non-qualifying income for tax purposes so that the Fund maintains its “regulated investment company” (“RIC”) status under Subchapter M of the Internal Revenue Code (e.g., by investing through a wholly-owned Cayman subsidiary). If the fund does not intend to qualify as a RIC, please add related disclosure to the prospectus, including disclosure describing the relevant tax risks.

Response: The Registrant confirms that investments in futures will not be a principal investment strategy for the Fund. Accordingly, the Registrant has removed futures from the Fund’s principal investment strategies in the prospectus. The Registrant further confirms that the Fund does not intend to invest in commodities futures and therefore, does not anticipate any issues with respect to the Fund maintaining its RIC status under Subchapter M of the Internal Revenue Code.

9.	Comment: Please clarify whether the Fund will have a target return or target allocation among asset classes.

Response: The Registrant confirms that the Fund will not have a target return or a target allocation among asset classes. The Fund’s allocations to asset classes are unconstrained.

Jaea Hahn

November 4, 2022

10.	Comment: In the first paragraph, in the second sentence, please clarify what it means to "indirectly invest" in Underlying Funds. Do you mean indirectly investing in Asset Classes through investment in Underlying Funds?

Response: The Registrant has revised the disclosures that reference “indirectly invest” as follows:

The Fund’s exposure to such ~~investments~~ Asset Classes is from a combination of direct investments in securities (e.g., fixed-income securities) and by indirect~~ly~~ exposure to Asset Classes through investing in open-end investment companies (mutual funds), exchange-traded funds (“ETFs”) (collectively “Underlying Funds”).

11.	Comment: In the first paragraph, the second sentence refers to “private funds,” while the third sentence refers to “privately placed pooled investment vehicles” and “hedge funds.” Please choose a defined term such as “hedge funds” and use this term in the principal strategy section and in the risks factors below.

Response: The Registrant will not invest in “private funds” including “hedge funds” and “privately placed pooled investment vehicles” and therefore, the Fund’s principal investment strategy has been updated accordingly.

12.	Comment: Please clarify whether investments will be in affiliated or unaffiliated Underlying Funds. If affiliated, please disclose any related conflicts of interest.

Response: The Fund will not invest in any affiliated Underlying Funds.

13.	Comment: Supplementally, please explain how the Fund will comply with section 12(d).

Response: The Fund intends to rely on Section 12(d)(1)(F) and when the Fund reaches a scale where the 3% limitation of Section 12(d)(1)(F) becomes relevant, the Fund will rely on Rule 12d1-4.

14.	Comment: It appears that the Fund may invest up to 10% of its net assets in hedge funds, and unlimited assets in junk bonds and futures, including commodities futures. Given the liquidity profile of these investments, please explain how the fund determined that its investment strategy is appropriate for the open-end structure. Your response should include information concerning the relevant factors referenced in the release adopting rule 22e-4 under the 1940 Act. Your response may also include general market data on the types of investments you intend to hold. See Investment Company Liquidity Risk Management Programs, Investment Company Act Release No. 32315 (Oct. 13, 2016) at pp. 154-155.

Jaea Hahn

November 4, 2022

Response: Consistent with the Registrant’s responses above, the Fund will not invest in futures, including commodities futures, and “private funds” as part of the Fund’s principal investment strategy. The Fund’s registration statement has been updated accordingly.

The Fund’s investment in high yield bonds (aka “junk bonds”) is unconstrained, however, the Registrant is predominately focused on the most liquid segment of the high yield bond market. Further, nearly all issuers are based in North America, Western Europe and developed Asia, which has broad retail and institutional participation, and consequently, the Registrant believes provides greater liquidity.

15.	Comment: For clarity regarding the fund’s investment strategy, please move the first sentence of the second paragraph on page 4 (“The Adviser’s strategy employs ...”) to the first paragraph of this section.

Response: The Registrant has revised the Fund’s investment strategy as requested.

Principal Investment Risks (Pages 4-6)

16.	Comment: We note that the principal risks appear in alphabetical order. Please order the risks to prioritize the risks that are most likely to adversely affect the Fund’s net asset value, yield and total return. Please note that after listing the most significant risks to the fund, the remaining risks may be alphabetized. See ADI 2019-08 - Improving Principal Risks Disclosure.

Response: The Registrant has given the Staff’s position thoughtful consideration. The Registrant respectfully declines to re-order the Fund’s risk disclosures as requested. The materiality of each risk is fluid, i.e., what is the most material risk today may not be the most material risk tomorrow. Market disruptions and volatility as a result of the global COVID-19 pandemic demonstrate that it is not possible to anticipate which risk will present the greatest concern to the Funds at any given moment. Therefore, the Registrant believes that emphasizing one risk over another may be misleading to investors.

17.	Comment: Please supplementally confirm that Fund has disclosed the risks of the Underlying Funds that in the aggregate are principal risks of the Fund itself.

Response: The Registrant confirms that the Fund has disclosed the risks of the Underlying Funds that in the aggregate are principal risks of the Fund itself.

18.	Comment: Please consider updating the disclosure in “Bond Risk” to reflect that we are currently in a period of rising interest rates and high inflation.

Jaea Hahn

November 4, 2022

Response: The Registrant has given the Staff’s position thoughtful consideration. The Registrant respectfully declines to update the disclosure in “Bond Risk” as requested. Whether we are in a period of rising interest rates and high inflation is fluid, i.e., what is a period of rising interest rates today may not be the case after the next meeting of the Federal Reserve. Market disruptions and volatility as a result of the global COVID-19 pandemic demonstrate that it is difficult to anticipate the action or inaction of the Federal Reserve and the impact on inflation at any given moment. Therefore, the Registrant believes that highlighting the market dynamics today may be misleading to investors thereafter.

19.	Comment: Please tailor “Derivatives Risk” to address those instruments identified as principal investments of the fund (e.g., swaps).

Response: The Registrant has revised “Derivatives Risk” as requested.

20.	Comment: In “Leverage Risk,” please change the third sentence as follows: “The more the fund invests in leveraged....”

Response: The Registrant has revised “Leverage Risk” as requested.

21.	Comment: In “Management Risk,” you refer to "Asset Classes" and "asset classes." Please review the use of defined terms and use them consistently throughout the registration statement.

Response: The Registrant confirms it has reviewed the use of defined terms and made conforming changes throughout the registration statement.

22.	Comment: “Mutual Fund, ETF and Pooled Vehicle Risk,” overlaps with "Underlying Fund Risk" below; please combine the risks and eliminate duplicative disclosure.

Response: The Registrant has combined such risks into “Underlying Fund Risk.”

23.	Comment: Please consider separating pooled vehicle risk from mutual fund and ETF risk, and renaming it “Hedge Fund Risk.”

Response: The Registrant has combined such risks into “Underlying Fund Risk” and, consistent with the Registrant’s responses herein, has removed “private funds” as a principal investment risk.

24.	Comment: We note there is “Small and Mid-Cap Issuer Risk,” please consider disclosing risks related to large-cap issuers as well.

Jaea Hahn

November 4, 2022

Response: The following risk disclosure has been added:

Large Capitalization Stock Risk. The Fund may invest in large capitalization companies. The securities of such companies may underperform other segments of the market because such companies may be less responsive to competitive challenges and opportunities and may be unable to attain high growth rates during periods of economic expansion.

25.	Comment: If ETFs will be a principal investment of the fund, please add structural ETF risks to the risk factors (e.g., that ETFs may trade at premium or discount to the net asset value of the underlying portfolio, particularly in times or market stress and that ETFs rely on authorized participants to make a market).

Response: The Registrant has updated Underlying Funds Risk to include such structural ETF risk considerations.

26.	Comment: In “Underlying Fund Risk,” please clarify in the third sentence that the underlying stocks and bonds are held by the Underlying Fund. In addition, please clarify what is meant by “other basic assets.”

Response: The Registrant has revised the Underlying Fund Risk disclosure as follows:

As a result, your overall cost of investing indirectly in the underlying stocks, bonds and other ~~basic~~ assets held by Underlying Funds will be higher than the cost of investing directly in them and may be higher than other mutual funds that invest directly in stocks and bonds.

Performance (Page 6)

27.	Comment: Please tell us the appropriate broad-based securities market index the Fund intends to use in its average annual total return table. We may have more comments after reviewing your response. See Instruction 5 to Item 27(b)(7) of Form N-1A.

Response: The Registrant intends to use the ICE BofA US High Yield Index as the broad-based securities market index for the Fund.

Portfolio Manager (Page 6)

28.	Comment: Please provide only the information required by Item 5 (name, title, date and month the Portfolio Manager first served the fund) for all portfolio managers.

Response: The Registrant has revised the section as requested.

Jaea Hahn

November 4, 2022

Additional Information about the Principal Investment Strategies and Related Risks Principal Investment Risks (Pages 6-7)

29.	Comment: Please review the disclosure in Item 9 and revise to remove duplicative disclosure. See IMGU 2014-08.

Response: The Registrant has provided for additional disclosure in Item 9 regarding the Adviser’s investment process.

Portfolio Manager (Page 11)

30.	Comment: Please move this information to the SAI since information about the portfolio manager already appears on page 6.

Response: The Registrant has moved this information to the SAI as requested.

Statement of Additional Information, Investment Restrictions (Pages 24-26)

31.	Comment: Please review and revise the disclosure to reflect new rule 18f-4. On August 19, 2022, the 1979 General Statement of Policy (Release 10666) that provided Commission guidance on how funds may engage in certain trading practices in light of the restrictions under section 18 of the Act will be withdrawn. Related staff guidance also will be withdrawn on that date. A fund may rely on rule 18f-4 after the rule’s effective date but before the compliance date, provided the fund satisfies the rule’s applicable conditions and does not also rely on Release 10666 or related Commission or staff guidance.

Response: The Registrant has revised the SAI as requested.

Should you have any questions concerning this response, please contact the undersigned at (513) 352-6693.

Sincerely,

/s/ Ryan S. Wheeler

Ryan S. Wheeler

cc:      Andrew Davalla

Gabriel Gallegos

Taylor Gallegos